UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Energy Recovery, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29270J100

(CUSIP Number)

P. Rupert Russell, Esq.

Ellyn Roberts, Esq.

Shartsis Friese LLP

One Maritime Plaza

San Francisco, CA 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ole Peter Lorentzen

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) _X___

3. SEC Use Only

4. Source of Funds (See Instructions) BK, AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,290,334
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,290,334

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,290,334

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 16.0%

14. Type of Reporting Person (See Instructions) IN

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CUSIP 29270J100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ludvig Lorentzen AS

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) _X___

3. SEC Use Only

4. Source of Funds (See Instructions) BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,500,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,500,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 14.5%

14. Type of Reporting Person (See Instructions) IN

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CUSIP 29270J100

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.001 par value (the "Stock"), of Energy Recovery, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1717 Doolittle Drive, San Leandro, California 94577.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Ole Peter Lorentzen
Ludvig Lorentzen AS (“Ludvig Lorentzen”) (collectively, the "Filers").

(b)	The business address of the Filers is Postboks A, Bygdøy, 0211, Oslo, Norway.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Ludvig Lorentzen is a privately owned investment company. Mr. Lorentzen is its Chairman and controlling owner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ludvig Lorentzen is organized in Norway and Mr. Lorentzen is a citizen of Norway.

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CUSIP 29270J100

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Ole Peter Lorentzen	BK, PF	$ 1,741,211
Ludvig Lorentzen AS	BK, WC	$ 24,244,395

See also Item 6, which is incorporated herein.

Item 4. Purpose of Transaction

Ludvig Lorentzen has a concentrated investment strategy and typically invests in only a few companies, in which it typically hold positions for 7-15 years. It usually seeks a seat on the board of directors of the companies in which it invests to use its influence to enhance the success of such companies. Ludvig Lorentzen and in particular, its CEO, Nils A. Foldal, have lengthy experience in working with management and the boards of directors of portfolio companies to achieve successful results for those companies and all of their shareholders.

On January 9, 2015, Ludvig Lorentzen delivered a letter to the Issuer nominating Ole Peter Lorentzen, Olav Fjell and Alexander J. Buehler (the “Nominees”), for election to the Board at the Issuer’s 2015 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”). Below is some brief biographical information about each Nominee:

Ole Peter Lorentzen is the Chairman of Ludvig Lorentzen, as discussed above. He is also Chairman of Extellus AS, Lulo Holding AS, Bahia Invest AS, Ceara Holding AS and Camocim Holding AS, each of which is owned by Mr. Lorentzen or a member of his family. Mr. Lorentzen is also a director of Pure Water Company AS, which was established in 1997 and is headquartered in Oslo, Norway, with operations in the UK, Norway and Sweden. Pure Water Company AS is wholly owned by Ludvig Lorentzen. Furthermore, Mr. Lorentzen is a director of Nano Future Invest AS, of which Ludvig Lorentzen owns 45%. Mr. Lorentzen has a bachelor’s degree in business administration from Lund University in Sweden.

Olav Fjell is the Chairman of Statkraft, a leading company in hydropower internationally and Europe’s largest generator of renewable energy. It produces hydropower, wind power, gas-fired power and district heating and participates globally in energy market operations. Mr. Fjell was the chief executive officer of Hurtigruten from 2007 to 2012 and Statoil from 1999 to 2003. He has also been the CEO of Postbanken and Lindorff Group. He has also been part of the senior management teams at Kongsberg Våpenfabrikk and DNB (Den Norske Bank). Other directorships include Chair of Nofima AS, Concedo ASA, Rapp Marine Group AS, Swix Sport AS, Bene Agere Norden AS and Franzefoss AS. Mr. Fjell is also Deputy Chair of Lotos Exploration and Production Norge. Mr. Fjell has a degree from the Norwegian School of Economics and Business Administration.

Alexander J. Buehler currently serves as the Chief Financial Officer of Energy Maintenance Services (EMS), a private equity-backed company focused on the construction, maintenance, integrity and monitoring and automation of oil and gas pipelines throughout North America. Mr. Buehler was also the Chief Financial Officer of the Issuer from May of 2011 until he joined EMS in July 2014. He has years of experience in general management and strategic planning as well as new product development, global sales and marketing, corporate development and operations management. He also serves as a director and Chair of the Audit Committee for Viscount Systems (OTCQB:VSYS), a publicly-traded company based in Vancouver, British Columbia, focused on the design and installation of physical security systems.

Prior to his time at the Issuer, Mr. Buehler spent seven years in executive leadership positions at Insituform Technologies, Inc., (now Aegion Corporation; NASDAQ: AEGN), a global supplier of water infrastructure technology and services for municipalities and industry, including oil and gas. While at Insituform, Mr. Buehler held several executive-level positions in the U.S and abroad, most recently as Vice President of Europe, where he served as general manager with full profit and loss responsibility for all operations in Europe (spanning 23 countries through wholly-owned subsidiaries, joint ventures, licensees, and product sales) with consolidated revenue of over $200 million and a total of over 600 employees.

Prior to joining Insituform, Mr. Buehler worked for five years in the U.S. Army Corps of Engineers, where he served as project manager in the construction of basecamps to house U.S. peacekeepers in the Balkans. Mr. Buehler received a B.S. in Civil Engineering from the United States Military Academy at West Point and an M.B.A. in Finance from the Wharton School at the University of Pennsylvania. More recently, he attended Director’s College at the Stanford Law School in preparation for board-level positions.

The Filers intend to seek to work amicably with the Issuer’s management and Board regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally. Ludvig Lorentzen has encouraged the Board to seriously consider inviting the Nominees onto the Board as soon as possible rather than waiting for the Annual Meeting.

The Filers also may acquire more shares of the Stock. In pursuing their investment purposes, the Filers may also from time to time hold, vote, trade and dispose of the Stock and may formulate other plans and take other actions with respect to the Stock.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer on the date hereof is reflected on that Filer’s cover page. On November 12, 2014, Ludvig Lorentzen purchased 158,907 shares of the Stock in the open market at $4.5164 per share. The Filers effected no other transactions in the Stock in the past 60 days.

Neither Mr. Fjell nor Mr. Buehler beneficially owns any of the Stock or engaged in any transactions in the Stock in the last 60 days.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Ole Peter Lorentzen is the controlling owner of Ludvig Lorentzen AS. The Stock reported as being beneficially owned by Mr. Lorentzen includes Stock held by Ludvig Lorentzen AS and other accounts controlled by Mr. Lorentzen.

Ludvig Lorentzen borrowed some of the funds used to purchase the Stock using an equity margin loan and derivatives facility that it has with Skandinaviska Enskilda Banken (“SEB”) that permits it to purchase securities generally that include but are not specific to the Stock, in an amount of up to NOK 150,000,000, which as of the date of this filing is equivalent to approximately U.S. $25,000,000. The credit facility is secured by various securities Ludvig Lorentzen purchases with the facility from time to time, among which is currently the Stock. The current terms of the credit facility are reflected in the Confirmation of Equity Margin Loan and Derivatives Facility incorporated by reference as Exhibit B (including the current limit of up to NOK 150,000,000) and the Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen and Skandinaviska Enskilda Banken AB (publ), Oslo Branch incorporated by reference as Exhibit C. If Ludvig Lorentzen defaults on the credit facility, SEB could effectively foreclose and sell the Stock and other securities securing the credit facility.

Item 7. Material to Be Filed as Exhibits

EXHIBIT A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

EXHIBIT B Confirmation of Equity Margin Loan and Derivatives Facility, incorporated by reference to Amendment No. 2 to the Filers’ Schedule 13D filed May 9, 2014

EXHIBIT C Agreement for Margin Accounts and Trading in Complex Financial Instruments dated 28 February 2013 between Ludvig Lorentzen AS and Skandinaviska Enskilda Banken AB (publ), Oslo Branch, incorporated by reference to Amendment No. 2 to the Filers’ Schedule 13D filed May 9, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2015

/s/ Ole Peter Lorentzen

Ludvig Lorentzen AS

By: /s/ Ole Peter Lorentzen, Chairman

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CUSIP 29270J100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Ole Peter Lorentzen as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 16, 2013

Ludvig Lorentzen AS

By: Nils A. Foldal

Chief Executive Office

Ole Peter Lorentzen